82-2131

CanAlaska Ventures Ltd.

CDNX - CVV
OTCBB - CVVLF

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Toll Free 1-800-667-1870
(604) 685-1870 Fax: (604) 685-8045
Email: info@canalaska.com Website: www.canalaska.com

NEWS RELEASE **May 24, 2002**

Further to the news releases dated February 2nd, 2001 and November 22nd, 2001, the Company completed two private placements for gross proceeds of $915,000.

On another matter the Company terminated its agreements onthe Wawa Diamond Project and the Fire River Diamond Project.

For further information please contact CanAlaska at 1.800.667.1870.

SUPPL

On behalf of the board of directors

Harry Barr

Harry Barr, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release S.E.C. 12g3-2(b) Reg #82-2131
CUSIP#45921W100 Listed: **Standard & Poors OTC**

02034893

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

dw 6/18